

FIDUCIARY
MANAGEMENT, INC.
FMIFUNDS.COM

Disciplined Equity Investing
For Over 27 Years

Michael S. Stanley
Vice President & Partner

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mstanley@fiduciarymgt.com

414-226-4545

fiduciarymgt.com
fmifunds.com